# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NV5 Global, Inc., CIK 0001532961
CUSIP: 62945V109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 200 SOUTH PARK ROAD, SUITE 350, HOLLYWOOD, Florida (FL), 33021
Date of event which requires filing of this statement: 08/04/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001078734

## Reporting persons
- Dickerson Wright: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: NV5 Global, Inc.
Address of issuer's principal executive offices: 200 SOUTH PARK ROAD, SUITE 350, HOLLYWOOD, FL, 33021

## Item 2. Person Filing
Name of person filing: Dickerson Wright
Address of principal business office or, if none, residence:
200 SOUTH PARK ROAD
SUITE 350
HOLLYWOOD, FL 33021
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0 shares - As a result of the consummation of the merger of the issuer with a subsidiary of Acuren Corporation on August 1, 2025, the reporting person no longer owns any securities of the issuer.
Percent of class: 0% (see Item 4(a) above)
Sole power to vote or to direct the vote: 0 shares (see Item 4(a) above)
Shared power to vote or to direct the vote: 0 shares (see Item 4(a) above)
Sole power to dispose or to direct the disposition: 0 shares (see Item 4(a) above)
Shared power to dispose or to direct the disposition: 0 shares (see Item 4(a) above)

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Dickerson Wright: Dickerson Wright, Dickerson Wright Executive Chairman (08/04/2025)